MATTHEW MCMURDO, ESQ.                                                 16th Floor
Attorney-At-Law                                              28 West 44th Street
Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com     New York, NY 10036


                                  April 20, 2015

Via Edgar

United State Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Attention: Sondra Snyder
           Dean Brazier
           Liz Walsh
           Mara Ransom, Assistant Director

Re: Tapioca Corp.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed April 3, 2015
    File No. 333-201037

Dear Ms. Ransom:

     We are filing an Amendment No.3 to our Registration Statement on Form S-1/A (the "Registration Statement") in response to your recent review letter addressed to Slav Serghei, President of Tapicoa Corp. (the "Company"), dated April 17, 2015 (the "SEC Letter"). This response letter, along with the amended Registration Statement, addresses the concerns you expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Financial Statements, page 46

1. We note your response to comment 10 and your revised disclosure. We also note your statement that your interim unaudited financial statements for the period ended January 31, 2015 included in the prospectus have been reviewed by your independent accountant and have been included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting. We have the following observations:



                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK

* A review of financial statements is substantially less in scope than an audit. A review report provides only limited assurance that your independent accountant noted no material modifications that should be made to your interim financial statements. As a review is substantially less in scope than audit, the objective of which is the expression of an opinion on the financial statements as a whole, in a review report the accountant does not express such an opinion. Accordingly, your statement that your interim financial statements are included in the filing in reliance on your independent accountant's opinion should be eliminated as your accountant did not express an opinion on your financial statements as a whole as contemplated by GAAS. Please refer to AICPA Standards for Accounting and Review Services, AR Sections 90.27 through 90.28.

* You are not required to include your independent accountant's review report in your registration statement. However, if you disclose in your registration statement that your interim financial statements have been reviewed, you must include the review report on your interim financial statements in the filing.

* If you include a review report in your registration statement, you must also file as Exhibit 15 to your registration statement an acknowledgement letter from your independent accountant stating that they are aware of the use of their review report in such registration statement. Please refer to the instructions for Exhibit (15) in the Instructions as to Exhibits in Item 601 of Regulation S-K.

Please revise as appropriate or explain to us why you believe no revision is required.

We have removed the statement that our interim financial statements are included in the Registration Statement in reliance on our independent accountant's opinion. We have also removed any statement that the interim financial statements have been reviewed.

Financial Statements for the Interim Period Ended January 31, 2015, page F-11

Note 7. Income Taxes, page F-18

2. We note your response to comment 12 and your revised disclosure. We note that although you revised the headings for this information, the information does not appear to have been revised. In particular we note that income tax at the statutory tax rate of 34% for the interim period ended January 31, 2015 appears to be $941 rather than the $26 presented herein. Please revise your income tax footnote to show your income taxes for the interim period ended January 31, 2015 or tell us why you believe no revision is required.

We have revise the income taxes for the interim period ended January 31, 2015.

Please direct your correspondence regarding this matter to the undersigned.

                               Very truly yours,


                               /s/ Matthew McMurdo, Esq.
                               ------------------------------------
                               Matthew McMurdo, Esq.

cc: Slav Serghei, President
    Tapioca Corp.


                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK